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                                                                                                       EXHIBIT (12)

                               SPRINT CORPORATION
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                  (In Millions)




                                                      Three Months Ended                  Nine Months Ended
                                                         September 30,                      September 30,
                                             --- ------------------------------ --- ------------------------------
                                                     1996             1995              1996             1995
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------
Earnings
   Income from continuing operations
     before taxes                            $        509.8    $       412.1    $      1,524.5    $     1,145.1
   Capitalized interest                               (27.4)           (21.7)            (80.6)           (34.0)
   Equity in losses of less than 50
     percent owned entities                            60.0              7.2             146.4             12.5
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Subtotal                                              542.4            397.6           1,590.3          1,123.6

Fixed charges
   Interest charges of continuing
     operations                                        75.4             86.4             225.8            235.9
   Interest factor of operating rents                  30.0             30.1              89.4             89.7
   Pre-tax cost of preferred stock
     dividends of subsidiaries                          0.1              0.2               0.4              0.6
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Total fixed charges                                   105.5            116.7             315.6            326.2
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Earnings, as adjusted                        $        647.9    $       514.3    $      1,905.9    $     1,449.8
                                             --- ------------- -- ------------- --- ------------- -- -------------

Ratio of earnings to fixed charges                     6.14             4.41              6.04             4.44
                                             --- ------------- -- ------------- --- ------------- -- -------------


Note: The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations before taxes, less capitalized interest and equity losses of less than 50 percent owned entities included in income, and (b) fixed charges. Fixed charges consist of interest on all indebtedness of continuing operations (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.




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